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                                                                 EXHIBIT 20(b)
                                                                 -------------



                                                        FOR IMMEDIATE RELEASE


             UNION PACIFIC FILES SUIT IN DELAWARE CHANCERY COURT
                   TO REQUIRE SANTA FE PACIFIC TO NEGOTIATE

Bethlehem, PA, October 6 -- Union Pacific Corporation filed suit today in the Court of Chancery in Delaware against Burlington Northern Corporation, Santa
Fe Pacific Corporation, and the members of the Santa Fe Board of Directors. Among other things, it seeks a judgment declaring that the Merger Agreement between Burlington Northern and Santa Fe can be terminated by Santa Fe in order to allow it to accept Union Pacific's superior merger proposal. It also requests an injunction requiring Santa Fe to negotiate with Union Pacific regarding Union Pacific's merger proposal. Union Pacific is also seeking a declaratory judgment that it has not tortiously interfered with the contractual relations of Santa Fe and Burlington Northern.

                                 -100694s-